SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEES REQUIRED].

For the transition period from                     to

Commission file number 1-07533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FEDERAL REALTY INVESTMENT TRUST SAVINGS AND RETIREMENT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FEDERAL REALTY INVESTMENT TRUST

1626 EAST JEFFERSON STREET

ROCKVILLE, MARYLAND 20852

Required Information

Financial statements and schedules for the Federal Realty Investment Trust Savings And Retirement 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

The exhibit is listed in the Index to Exhibits.

Financial Statements and Report of

Independent Certified Public Accountants

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

December 31, 2004

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Report of Independent Registered Public Accounting Firm

Trustees

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of Federal Realty Investment Trust (the Trust) Savings and Retirement 401(k) Plan (the Plan) as of December 31, 2004 and 2003, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004, and the supplemental schedule of assets held for investment purposes as of December 31, 2004. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Federal Realty Investment Trust Savings and Retirement 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2004 and 2003, and for the year ended December 31, 2004, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vienna, Virginia

May 18, 2005

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2004	2003
Assets

Investments, at fair value	$11,927,943	$9,677,310
Loans to participants	103,461	77,493

Net Assets Available for Plan Benefits	$12,031,404	$9,754,803

The accompanying notes are an integral of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions to Net Assets Attributed to:

Contributions:
Employee contributions	$1,009,748
Employer contributions	288,651
Rollover contributions	111,893

Total contributions	1,410,292

Investment income
Interest and dividends	210,529
Net appreciation in fair value of investments	1,896,797

Total investment income	2,107,326

Total Additions	3,517,618

Deductions from Net Assets Attributed to:

Benefits paid to participants	1,238,281
Administrative expenses	2,736

Total Deductions	1,241,017

Net Increase	2,276,601

Net Assets Available for Plan Benefits, beginning of year	9,754,803

Net Assets Available for Plan Benefits, end of year	$12,031,404

The accompanying notes are an integral of these statements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

No tes to Financial Statements

December 31, 2004

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) is as follows:

Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. Fluctuations in fair value are charged to participants’ accounts.

Benefit Payments

Benefits are recorded when paid.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan of Federal Realty Investment Trust (the Trust) in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and of Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was established on January 1, 1985, restated effective January 1, 1997, and was most recently amended effective January 1, 2005.

Eligibility

All employees, except members of collective bargaining units, may participate in the elective deferrals portion of the Plan immediately upon employment. There are no members of a collective bargaining unit as of December 31, 2004. Effective August 1, 2003, employees must work 1,000 hours or more in a Plan year to be eligible for employer contributions.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2004

NOTE B—DESCRIPTION OF PLAN—Continued

Contributions

Participants make contributions to the Plan by means of a salary deferral agreement. Participants may defer between 1 percent and 20 percent of their compensation. The dollar value of participant contributions may not exceed $13,000 for calendar year 2004. Certain participants meeting age requirements may contribute an additional $3,000 “catch-up contribution” for calendar year 2004.

The Trust will make employer-matching contributions to the Plan on behalf of all qualified participants. The amount of employer matching contributions for each eligible participant will be 50 percent of elective deferrals up to 5 percent of earnings. Prior to January 1, 2005 employer matching and discretionary contributions were made after one year of service was rendered with 1,000 or more hours completed by the participant, or if the participant retired, died, or became disabled during the Plan year. Effective as of January 1, 2005, employees are eligible to receive matching contributions immediately upon their participation; however, these matching payments will not vest until their first anniversary of employment.

Additionally, the Plan allows for discretionary contributions to be made at the end of the Plan year in an amount to be determined by the Trust. There were no such contributions made for the year ended December 31, 2004.

Vesting

Participants are always vested in elective deferral, employer matching, and rollover contributions. Discretionary employer contributions are vested based on years of service, with 100 percent vesting after five years of credited service.

Participant Loans

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to a reasonable time for the purchase of a principal residence. The loans are secured by 50 percent of the vested balance in the participant’s account and bear interest at a rate determined by the Trust based on prevailing market conditions. At December 31, 2004, interest rates ranged from 5.0 percent to 10.5 percent.

Payment of Benefits

Upon termination of services for reasons other than death, retirement, or disability, a participant will receive the vested percentage of his or her account balance plus earnings. The distribution can be a lump-sum distribution or may be in the form of an annuity beginning at retirement age if requested by the participant.

Participants should refer to their summary plan description for more information regarding payment of benefits.

Administrative Expense

The Trust pays the majority of the administrative expenses associated with the Plan.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2004

NOTE B—DESCRIPTION OF PLAN—Continued

Investments

Prudential Retirement Services (Prudential) is the trustee for the Plan portfolio. All investments are self-directed by participants.

Investment Options

Participants may select from 17 different investment options offered by Prudential. In 2004, the Plan Administrator discontinued the Plan’s investment in Federal Realty Investment Trust shares (Trust shares). Also in 2004, one new investment option, the Strategic Partners Real Estate Fund A, was added to the Plan. Participants had the opportunity to move their investment in Trust shares to the investment option of their choice. Effective June 25, 2004, all remaining assets in and contributions to Trust shares were transferred to the Strategic Partners Real Estate Fund A.

Significant Investments

At December 31, 2004 and 2003, the fair market values of individual investments that represent 5 percent or more of the Plan’s net assets were as follows:

December 31,	2004	2003
Strategic Partners Real Estate Fund A	$3,188,654	$	*
Van Kampen Growth & Income Fund	2,002,633		1,726,315
Growth Fund of America	1,564,588		1,324,897
AIM Mid Cap Equity Fund	1,490,484		1,411,221
Euro Pacific Growth Fund	1,274,423		921,048
Prudential Stable Value Fund	655,313		*
Prudential Dryden Government Income Fund	620,110		587,549
Shares of Federal Realty Investment Trust	*		2,467,345

*	Less than 5% of net assets

NOTE C—TAX STATUS

The Plan obtained a determination letter on November 4, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) under Section 401(a). The Plan has been amended since receiving its determination letter. The Plan’s trustees believe that the Plan is currently designed and operated in compliance with IRC and ERISA requirements.

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Notes to Financial Statements—Continued

December 31, 2004

NOTE D—PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provided services to the Plan, an employer whose employees were covered by the Plan, an employee organization whose members were covered by the Plan, a person who owned 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in funds managed by Prudential; therefore, these transactions qualify as party-in-interest transactions.

NOTE E—PLAN TERMINATION

Although it has not expressed any intent to do so, the Trust has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Supplemental Information

Federal Realty Investment Trust Savings and Retirement 401(k) Plan

Schedule of Assets Held for Investment Purposes

December 31, 2004

Description	Fair Value
Strategic Partners Real Estate Fund A	$3,188,654
Van Kampen Growth & Income Fund	2,002,633
Growth Fund of America	1,564,588
AIM Mid Cap Equity Fund	1,490,484
Euro Pacific Growth Fund	1,274,423
*Prudential Stable Value Fund	655,315
*Prudential Dryden Government Income Fund	620,110
Lord Abbett Mid Cap Value Fund	301,165
AIM Small Growth Fund	204,508
*Prudential Dryden Stock Index Fund	174,423
Goldman Sachs Small Cap Value Fund	158,570
*Prudential Jennison Health Sciences	150,761
*Prudential Dryden Total Return Bond Fund	37,698
Self Directed Brokerage Account	35,025
*Prudential Jennison Natural Resources	32,619
*Prudential Jennison Utility Fund	22,367
*Prudential Jennison Technology	14,600
*Participant Loans	103,461

Total	$12,031,404

*	Denotes party-in-interest

FEDERAL REALTY INVESTMENT TRUST

SAVINGS AND RETIREMENT 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 29th day of June, 2005.

FEDERAL REALTY INVESTMENT TRUST SAVINGS AND RETIREMENT 401(K) PLAN

By:	/S/ LARRY E. FINGER
Larry E. Finger, Senior Vice President, Chief Financial Officer and Treasurer, Federal Realty Investment Trust

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm